                                  SCHEDULE 13G

                                 (Rule 13d-102)

         Information to be Included in Statements Filed Pursuant to Rule
               13d-1(b), (c) and (d) and Amendments Thereto Filed
                             Pursuant to Rule 13d-2.

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*



                               Movie Gallery, Inc.
                       --------------------------------
                                (NAME OF ISSUER)



                    Common Stock, $0.001 par value per share
     ---------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    624581104
     ---------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                  April 3, 2005
             ------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this is filed:

[X] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 624581104
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Schultze Master Fund, Ltd.
    Tax I.D. 98-0425156
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization     Cayman Islands

--------------------------------------------------------------------------------
Number of            5.  Sole Voting Power         0
Shares               -----------------------------------------------------------
Beneficially         6.  Shared Voting Power       2,287,236
Owned by             -----------------------------------------------------------
Each Reporting       7.  Sole Dispositive Power    0
Person With          -----------------------------------------------------------
                     8.  Shared Dispositive Power  2,287,236
--------------------------------------------------------------------------------
 9. Aggregate Amount Beneficially Owned by Each Reporting Person    2,287,236

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    instructions)                                                            [ ]
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)
    7.1%
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)
    OO
--------------------------------------------------------------------------------

Cusip No. 624581104
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Schultze Asset Management, LLC
    Tax I.D. 22-3563247
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of          5.  Sole Voting Power              0
Shares             -------------------------------------------------------------
Beneficially       6.  Shared Voting Power            2,426,961
Owned by           -------------------------------------------------------------
Each Reporting     7.  Sole Dispositive Power         0
Person With        -------------------------------------------------------------
                   8.  Shared Dispositive Power       2,426,961
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person     2,426,961

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    instructions)                                                            [ ]
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)
    7.6%
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)
    IA
--------------------------------------------------------------------------------

Cusip No. 624581104
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    George J. Schultze
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization     United States of America

--------------------------------------------------------------------------------
Number of          5.  Sole Voting Power              0
Shares             -------------------------------------------------------------
Beneficially       6.  Shared Voting Power            2,426,961
Owned by           -------------------------------------------------------------
Each Reporting     7.  Sole Dispositive Power         0
Person With        -------------------------------------------------------------
                   8.  Shared Dispositive Power       2,426,961
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person    2,426,961

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    instructions)                                                            [ ]
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)
    7.6%
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)
    IN
--------------------------------------------------------------------------------

ITEM 1.
        (a)   Name of Issuer:

              Movie Gallery, Inc.

        (b)   Address of Issuer's Principal Executive Offices:

              900 West Main Street, Dothan, Alabama 36301

ITEM 2.

SCHULTZE MASTER FUND, LTD.

        (a)   Name of Persons Filing:

              Schultze Master Fund, Ltd.

        (b)   Address of Principal Business Office or, if none, Residence:

              c/o Caledonian Fund Svcs, Ltd., P.O. Box 1043 GT, Grand Cayman, Cayman Islands

        (c)   Citizenship:  Cayman Islands

        (d)   Title of Class of Securities:

              Common Stock, par value $0.001 per share

        (e)   CUSIP Number: 624581104


SCHULTZE ASSET MANAGEMENT, LLC

        (a)   Name of Persons Filing:

              Schultze Asset Management, LLC

        (b)   Address of Principal Business Office or, if none, Residence:

              3000 Westchester Avenue, Purchase, NY 10577

        (c)   Citizenship:  Delaware

        (d)   Title of Class of Securities:

              Common Stock, par value $0.001 per share

        (e)   CUSIP Number: 624581104


GEORGE J. SCHULTZE

        (a)   Name of Persons Filing:

              George J. Schultze

        (b)   Address of Principal Business Office or, if none, Residence:

              c/o Schultze Asset Management, LLC, 3000 Westchester Avenue, Purchase, NY 10577

        (c)   Citizenship:  United States of America

        (d)   Title of Class of Securities:

              Common Stock, par value $0.001 per share

        (e)   CUSIP Number: 624581104

     Schultze Asset Management, LLC acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (the "Managed Accounts"). In its capacity as investment manager, and pursuant to investment management agreements between Schultze Asset Management, LLC and each Managed Account, Schultze Asset Management, LLC has the sole power to vote and dispose of the securities owned by the Managed Accounts.

     Schultze Master Fund, Ltd. is one of Schultze Asset Management, LLC's Managed Accounts. George J. Schultze is the Managing Member of Schultze Asset Management, LLC. George J. Schultze exercises sole voting and investment control over Schultze Asset Management, LLC.

     Both Schultze Asset Management, LLC and George J. Schultze disclaim beneficial ownership of such Common Stock, $0.001 par value per share, (the "Common Stock") except to the extent of their respective pecuniary interest in the Issuer's Common Stock.

ITEM 3.

     Schultze Asset Management, LLC is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

ITEM 4.  OWNERSHIP.

Schultze Master Fund, Ltd.

   (a) Amount beneficially owned: 2,287,236 shares.*

   (b) Percent of class: 7.1%.*

   (c) Number of shares as to which the person has:

       (i)   Sole power to vote or to direct the vote: 0.
       (ii)  Shared power to vote or to direct the vote: 2,287,236.
       (iii) Sole power to dispose or to direct the disposition of: 0.
       (iv)  Shared power to dispose or to direct the disposition of: 2,287,236.

* Pursuant to an investment management agreement, Schultze Master Fund, Ltd. has granted Schultze Asset Management, LLC the sole power to vote and dispose of the shares of Common Stock.

Schultze Asset Management, LLC

   (a) Amount beneficially owned: 2,426,961 shares.*
   (b) Percent of class: 7.6%.*
   (c) Number of shares as to which the person has:

       (i)   Sole power to vote or to direct the vote: 0.
       (ii)  Shared power to vote or to direct the vote: 2,426,961.
       (iii) Sole power to dispose or to direct the disposition of: 0.
       (iv)  Shared power to dispose or to direct the disposition of: 2,426,961.

* Pursuant to investment management agreements, various Managed Accounts have granted Schultze Asset Management, LLC the sole power to vote and dispose of the shares of Common Stock.

George J. Schultze

   (a) Amount beneficially owned: 2,426,961 shares.*
   (b) Percent of class: 7.6%.*
   (c) Number of shares as to which the person has:

       (i)   Sole power to vote or to direct the vote: 0.
       (ii)  Shared power to vote or to direct the vote: 2,426,961.
       (iii) Sole power to dispose or to direct the disposition of: 0.
       (iv)  Shared power to dispose or to direct the disposition of: 2,426,961.

* George J. Schultze exercises sole voting and investment control over Schultze Asset Management, LLC.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF A GROUP.

        Not applicable.

ITEM 10. CERTIFICATION.

   (a) This Schedule 13G is being filed by Schultze Asset Management, LLC pursuant to Rule 13d-1(b):

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

   (b) This Schedule 13G is being filed by Schultze Master Fund, Ltd. and George
J. Schultze pursuant to Rule 13d-1(c):

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       April 12, 2006


                                       SCHULTZE MASTER FUND, LTD.



                                       /s/ George J. Schultze
                                       -----------------------------------
                                       Name: George J. Schultze
                                       Title: Director


                                       SCHULTE ASSET MANAGEMENT LLC



                                       /s/ George J. Schultze
                                       -----------------------------------
                                       Name: George J. Schultze
                                       Title: Managing Member



                                       /s/ George J. Schultze
                                       -----------------------------------
                                       George J. Schultze

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned persons hereby agree to the joint filing on behalf of each of them a statement on Schedule 13G (including any amendments thereto, the "Statement") with respect to the Common Stock, par value $0.001 per share of Movie Gallery, Inc. Furthermore, each party to this Agreement expressly authorizes each other party to this Agreement to file the Statement on his behalf. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.


Date: April 12, 2006

                                       SCHULTZE MASTER FUND, LTD.


                                       By: /s/ George J. Schultze
                                           -------------------------------
                                       Name: George J. Schultze
                                       Title: Director



                                       SCHULTZE ASSET MANAGEMENT, LLC


                                       By: /s/ George J. Schultze
                                           -------------------------------
                                       Name: George J. Schultze
                                       Title: Managing Member




                                       /s/ George J. Schultze
                                       -----------------------------------
                                       George J. Schultze